FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 15, 2009

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

CONTENTS

Resolution of Dispute between BluePhoenix Solutions Ltd. (the “Company”) and the Former Shareholders of TIS Consultants Ltd.

On September 15, 2009, the Company entered into a settlement agreement for dismissal of legal proceedings between the Company and the former shareholders of TIS Consultants Ltd. (“TIS”) regarding the amount of contingent consideration owed related to the Company’s purchase of TIS.

Under the settlement agreement, the Company will pay the former shareholders of TIS contingent consideration of $1,057,500 in January 2010 and $1,163,250 in January 2011. In addition, the Company issued to the former shareholders of TIS 813,461 of its ordinary shares, NIS 0.01 par value per share. The parties agreed on a mutual release of their respective claims. As the Company had previously accrued the estimated amount of such consideration, the settlement will not have a material impact on the Company’s financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz, Adv. —————————————— Yael Peretz General Counsel

Dated: September 15, 2009